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SEC FILE NUMBER
8-37486

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Thornton Farish Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3500 Eastern Boulevard, Suite 210
(No. and Street)

Montgomery (City) AL (State) 36116 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah D. Russell (Name) 334-270-8555 (Area Code – Telephone Number) srussell@thorntonfarish.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett LLC
(Name – if individual, state last, first, and middle name)

3815 Interstate Court (Address) Montgomery (City) AL (State) 36109 (Zip Code)

May 17, 2005 (Date of Registration with PCAOB)(if applicable) PCAOB# 2226 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott W. Bamman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thornton Farish Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Warren Averett
CPAs AND ADVISORS

3815 Interstate Court
Montgomery, AL 36109
334.271.2200
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Thornton Farish Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thornton Farish Inc. as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Thornton Farish Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Thornton Farish Inc.'s management. Our responsibility is to express an opinion on Thornton Farish Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Thornton Farish Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

Schedule I (Computation of Net Capital under Rule 15c3-1), Schedule II (Computation for Determination of Reserve Requirements Under Rule 15c3-3), and Schedule III (Information Relating to the Possession or Control Requirements under Rule 15c3-3) have been subjected to audit procedures performed in conjunction with the audit of Thornton Farish Inc.'s financial statements. The supplemental information is the responsibility of Thornton Farish Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I

(Computation of Net Capital under Rule 15c3-1), Schedule II (Computation for Determination of Reserve Requirements Under Rule 15c3-3), and Schedule III (Information Relating to the Possession or Control Requirements under Rule 15c3-3) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as Thornton Farish Inc.'s auditor since 2001.
Montgomery, Alabama
February 23, 2022

THORNTON FARISH INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	263,300
Deposits with clearing organizations		100,010
Investments in marketable securities		45,009
Fees receivable		99,280
Money market funds		15,091
Stockholder receivables		226,223
Right-of-use lease asset		17,654
Other assets		2,795
TOTAL ASSETS	$	769,362

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and other liabilities	$	4,224
Right-of-use lease liability		17,654
TOTAL LIABILITIES		21,878
STOCKHOLDERS' EQUITY		
Common stock – $1 par value, 10,000 shares authorized and 1,500 shares issued and outstanding		1,500
Additional paid-in capital		509,552
Retained earnings		236,432
TOTAL STOCKHOLDERS' EQUITY		747,484
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	769,362

See notes to the financial statements.

THORNTON FARISH INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	
Investment banking	$ 1,785,627
Underwritings	724,256
Commissions	2,011
Other revenue	27
Total revenues	2,511,921
EXPENSES	
Compensation and benefits	958,697
Clearance expenses	69,509
Communications	15,305
Depreciation	1,138
Dues, fees and assessments	13,323
Occupancy costs	61,829
Other operating expenses	70,379
Promotional costs and issue expenses	52,641
Total expenses	1,242,821
NET INCOME	$ 1,269,100

See notes to the financial statements.

THORNTON FARISH INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE AT DECEMBER 31, 2020	$ 1,500	$ 509,552	$ 69,832	$ 580,884
Net income	-	-	1,269,100	1,269,100
Dividend distributions	-	-	(1,102,500)	(1,102,500)
BALANCE AT DECEMBER 31, 2021	$ 1,500	$ 509,552	$ 236,432	$ 747,484

See notes to the financial statements.

THORNTON FARISH INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,269,100
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,138
Fees receivable	(33,406)
Shareholder receivables	12,231
Right-of-use lease asset	225,053
Funds due from clearing organizations	4,200
Other assets	1,039
Accounts payable and other liabilities	(76,320)
Right-of-use lease liability	(225,053)
Payable to clearing organization	
Net cash provided by operating activities	1,177,982
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of marketable securities	(45,009)
Investments in marketable securities	(4)
Net cash used in investing activities	(45,013)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend distributions	(1,102,500)
Net cash used in financing activities	(1,102,500)
NET INCREASE IN CASH	30,469
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	232,831
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 263,300

See notes to the financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Thornton Farish Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), a municipal advisor registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of brokering securities, underwriting securities issues, and remarketing securities throughout the United States of America. The Company operates primarily in the municipal securities markets. The Company clears its trades through StoneX Financial Inc.

Securities Transactions
Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Investment Banking
Investment banking revenues include profits and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting profits and fees are recognized on the closing date of the issue. Investment banking fees also include fees earned from providing financial advisory and remarketing services which are recognized when billed, generally on a quarterly basis.

Fees Receivable
Fees receivable in connection with remarketing contracts are recognized at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, if any. If determined to be uncollectible, the receivable is written off against the allowance account. Based on historical activity with these agreements, management has determined that no allowance for doubtful accounts is necessary.

Property and Equipment
Major additions to property and equipment are capitalized at cost. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts and any gain or loss is reflected in income. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes
The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes (continued)

Effective January 1, 2009, the Company accounts for uncertainty in income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of December 31, 2021, the Company had no uncertain tax positions, or interest and penalties, which qualify for either recognition or disclosure in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2017.

Advertising

Advertising costs are expensed as incurred. There were no advertising expenses for the year ended December 31, 2021.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments

FASB ASC 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Investment securities: Fair values of securities are usually based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Money market funds are considered level one in the fair value hierarchy. The Company has no financial instruments that are held or issued for trading purposes.

Investments in Marketable Securities

Investments in marketable securities are carried at fair value with changes in fair value carried recorded in the statement of income.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Use of Estimates in the Preparation of Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

Fees and other revenues are earned from providing investment products and services to clients in return for sales charges, service fees, and asset-based fees.

Securities transactions are provided primarily through StoneX Financial, Inc. (StoneX). These services may be referred to as brokerage services and revenue earned is point-in-time. Fees and other revenues earned for asset management and investment advisory services are based largely upon contractual rates applied to the client's portfolios. Management and advisory fees are generally billed quarterly, accrued monthly, and are subject to fluctuation based on the value of assets under management (AUM) or assets under advisement (AUA).

Subsequent Events

The Company has evaluated subsequent events through February 23, 2022 which is when the financial statements were issued. No subsequent events requiring disclosure were noted.

2. PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consisted of the following:

Furniture and equipment at cost	$ 68,512
Less accumulated depreciation	(68,512)
Property and equipment at depreciated cost	-

Depreciation expense totaled $1,138 for the year ended December 31, 2021.

3. FINANCING ARRANGEMENTS

As of December 31, 2021, the Company had a $25,000,000 credit facility available at Regions Bank to handle pre-sold bond issue closings. Each note bears interest at the bank's prime rate and is secured by the bonds creating each specific transaction and stockholder guarantees. As of December 31, 2021, there were no balances outstanding with respect to this credit facility.

3. FINANCING ARRANGEMENTS (Continued)

As of December 31, 2021, the Company had a $2,000,000 credit facility available at Regions Bank to purchase bonds for resale. Each note bears interest at the bank's prime rate and is secured by the bonds purchased and stockholder guarantees. This note amount is determined using a loan to cost ratio of 90%. As of December 31, 2021, there were no balances outstanding with respect to this credit facility.

4. REVENUE

Investment banking revenues represent underwriting fees arising from securities offerings. These fees are recognized on the closing date of the issue.

The Company earns revenue from providing financial advisory services for municipal clients. These fees are recognized when billed for services rendered.

Investment banking fees may also include remarketing fees in which the Company acts as a remarketing agent for its customers. These fees are recognized when billed on a quarterly basis.

Trailing commissions are generally based on a fixed rate applied, as a percentage, the net asset value of the fund. Trailing commissions are recognized when they are received, typically on a monthly or quarterly basis.

The Company has applied Topic 606's practical expedient that permits for the non-disclosure of the value of performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital and net capital requirements of $419,059 and $100,000, respectively, as of December 31, 2021. The Company's percentage of aggregate indebtedness to net capital was 1.01% as of December 31, 2021.

6. PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering all salaried employees. Contributions to the plan are authorized by management at its discretion. The plan has received a favorable tax determination under the Internal Revenue Code. For the year ended December 31, 2021, the Company authorized a profit-sharing contribution of $61,611.

7. SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2021.

8. CONCENTRATIONS

At times, the Company's cash balances in banks may exceed federally insured limits. At December 31, 2021, the carrying amount of the Company deposits was $263,300 and the bank balance was $269,940. The Company has not and does not expect to experience any loss regarding these cash accounts.

9. OPERATING LEASES

The Company leases an automobile and uses an implied interest rate of .99%, as the discount rate in determining the present value of lease payments.

The Company's lease has a remaining lease term of 2.33 years, which include an option to extend the lease for additional terms. The exercise of lease renewal options is at the Company's discretion. Renewals to extend the lease terms are not included in the Company's Right-of-use asset and Lease liabilities as they are not reasonably certain of exercise. Lease expense is recognized on a straight-line basis over the term of the lease. Lease expense is included in occupancy and salaries on the Statement of Income.

The amount, timing and cash flows arising from the Company's operating lease obligations at December 31, 2021 were as follows:

Components of operating lease expense:	
Lease expense (lease payments)	$ 73,289
Other information:	
Weighted-average remaining lease term	2.33 years
Weighted-average discount rate	0.99%
Minimum future lease payments under operating leases:	
2022	7,644
2023	7,644
2024	2,548
Total undiscounted operating lease payments	17,836
Less: Imputed interest	(182)
Present value of operating lease liabilities at December 31, 2021	17,654
Cash paid for amounts included in the measurement of lease liabilities	4,970
Initial right-of-use asset recognized January 1, 2021	$ 22,624

Separately, the Company has a short-term lease, not included in the above table, requiring monthly payments of $5,152 expiring on January 31, 2023.

10. RELATED PARTY TRANSACTIONS

The Company has receivables from certain stockholders. These receivables have no specific repayment terms and bear no interest. It is the intent of these stockholders to repay these receivables.

SUPPLEMENTAL INFORMATION

THORNTON FARISH INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Total qualified ownership equity		$ 747,484
Other allowable credits	$ -	
Total capital and allowable subordinated liabilities		747,484
Nonallowable assets	328,425	
Total deductions and/or charges		328,425
Net capital before haircuts on securities positions		419,059
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Trading and investment securities:		
Marketable securities	-	
Other securities	-	
Total haircuts		-
Net capital		$ 419,059

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2021, as amended on February 8, 2022.

See accompanying report of the independent registered public accounting firm.

THORNTON FARISH INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Minimum net capital requirement	$ 282
Minimum dollar net capital requirement of reporting broker	$ 100,000
Greater of above amounts	$ 100,000
Excess net capital	$ 319,059
Excess net capital at 1,500%	$ 418,425
Excess net capital at 1,000%	$ 418,637

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

Total aggregate indebtedness	$ 4,224
Percentage of aggregate indebtedness to net capital	1.01%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2021, as amended on February 8, 2022.

See accompanying report of the independent registered public accounting firm.

THORNTON FARISH INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

Number of items	NONE

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of items	NONE

See accompanying report of the independent registered public accounting firm.

THORNTON FARISH INC. EXEMPTION REPORT FOR CLAIMING AN EXEMPTION PURSUANT TO RULE 15C3-3

THORNTON FARISH INC.'S EXEMPTION REPORT

Thornton Farish Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii) (all customer transactions are cleared through another broker-dealer on a fully disclosed basis) and

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2021 through December 31, 2021 without exception.

THORNTON FARISH INC.

I, Scott W. Bamman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Scott W. Bamman
President

February 23, 2022

Warren Averett
CPAs AND ADVISORS

3815 Interstate Court
Montgomery, AL 36109
334.271.2200
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Thornton Farish Inc.

We have reviewed management's statements, included in the accompanying Thornton Farish Inc. Exemption Report, in which (1) Thornton Farish Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Thornton Farish Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Thornton Farish Inc. stated that Thornton Farish Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Thornton Farish Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thornton Farish Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Montgomery, Alabama
February 23, 2022